Exhibit 99.1

BE IT RESOLVED:

That the Shareholders of the Banc of California, Inc. (the “Company”) request that the Board of Directors initiate the appropriate process to amend  the Company’s Charter and/or bylaws to provide that the Company’s bylaws can be amended by a simple majority vote of the shareholders.  If necessary to comply with applicable laws, a standard closest to a simple majority of the votes cast for and against should be adopted.

SUPPORTING STATEMENT:

In order to provide shareholders a meaningful role in governing of the Company, and to hold the Board and Management accountable, the Company’s current supermajority standards for amending the bylaws should be changed to a simple majority standard.  Simple majority voting will empower shareholders with the ability to remove, replace, or refine elements of our company’s corporate governance as necessary.  Additionally, the Board will maintain flexibility to alter the governing documents for time-sensitive or procedural situations, but those decisions would then be subject to meaningful shareholder oversight as they can be overturned by a majority vote of shareholders, the owners of the Company.

CalSTRS is a long-term shareholder of Banc of California and we believe that accountability is of utmost importance.  We believe the current 80 per cent of outstanding shares requirement for shareholders to amend governing documents is impractical, unusable and only gives shareholders a façade of control over the Company we own.  Indeed, the supermajority provisions only act as an entrenchment tool as the Board is the only entity that realistically can make changes.

Last year, shareholders overwhelmingly voted in favor of a shareholder proposal seeking to amend the Company’s governing documents to allow for the election of directors by an affirmative vote of the majority of votes cast at an annual meeting, with a plurality vote standard retained for contested elections.  Despite approximately 97% support among votes for and against the proposal, the Company failed to implement the requested change.  The current proposal, if approved and implemented, would provide shareholders with the ability to implement broadly supported changes like majority voting for director elections approved by shareholders last year.

Accordingly, in order for shareholders to address our governance concerns at Banc of California we need a suitable way to exercise our rights as shareholders, and that requires a true ability to amend our company’s governing documents.  We therefore ask you to join us in requesting that the Board of directors promptly initiate the process necessary to amend the Charter and/or bylaws to allow shareholders to amend the bylaws by a majority vote of outstanding shares.

Please vote FOR this proposal.